UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2023

Commission File Number 001-41471

Graphex Group Limited

(Translation of registrant’s name into English)

11/F COFCO Tower 262 Gloucester Road Causeway Bay

Hong Kong

Tel: + 852 2559 9438

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Graphex Group Limited.

Form 6-K

Other Information:

Graphex Group Limited (NYSE American: GRFX | HKSE: 6128).

Graphex Group Limited (the “Company” or “we”) is an issuer with its ordinary shares listed on The Stock Exchange of Hong Kong Limited (“HKSE”). Under the Rules Governing the Listing of Securities on the HKSE (“Listing Rules”), we are required to publish an announcement (the “Announcement”) regarding the Company entering into a non-binding letter of intent (“LOI”) with a person (“Purchaser”) pursuant to which the Company and the Purchaser have expressed mutual interest in pursuing further with a proposed transaction that may involve the sale by the Company, and the acquisition by the Purchaser, of the Company’s entire equity interest in Graphex Technologies, Inc.

The Company also issued a press release regarding the LOI and proposed transaction.

The foregoing is not intended to be complete and is qualified in its entirety by reference to the full text of the Announcement and the press release. We are furnishing a copy of the Announcement as Exhibit 99.1 of this Form 6-K and a copy of the press release as Exhibit 99.2 of this Form 6-K, each of which is incorporated herein by reference.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAPHEX GROUP LIMTED

By:	/s/ Andross Chan
Andross Chan
Chief Executive Officer

Date: December 6, 2023

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EXHIBIT INDEX

Exhibit No.	Exhibit

99.1	Announcement by the Company Published in Hong Kong dated 6 December 2023 (English Translation)
99.2	Press Release by the Company dated 6 December 2023

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